FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 22, 2012

Commission File Number: 001-14624

RBS HOLDINGS N.V.

Gustav Mahlerlaan 350
1082 ME Amsterdam
PO Box 12925
1100 AX Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-179685 and 333-179685-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Royal Bank of Scotland Group plc
22 June 2012

The Royal Bank of Scotland Group plc— Response to Moody’s rating action

The Royal Bank of Scotland Group plc ("the Group") notes the decision by Moody’s Investors Service (“Moody’s”) to take rating actions on a number of global banks and securities firms.

The Group’s main operating bank, The Royal Bank of Scotland plc (“RBS”) is among the banks included in the announcement by Moody’s and the downgrade in its rating has been limited to one notch on both the long term and short term ratings. The RBS standalone rating is now on a stable outlook reflecting Moody’s’ view that the capital markets related risk factors are now fully incorporated into the bank’s ratings. The outlook on the long-term deposit rating is negative in line with other large UK banks. This negative outlook reflects Moody’s’ expectation that government support for large UK banks may be lowered in the medium term. The downgrade reflects changes in the Moody’s rating methodology to assess global capital markets business models and its broader concerns about the additional pressures arising from a difficult Euro-zone operating environment. The ratings of The Royal Bank of Scotland N.V. (“RBS N.V.”) were moved to be aligned with RBS, reflecting the ongoing process of transfer of assets and liabilities from RBS N.V. to RBS, and the explicit commitment by RBS to support RBS NV.

The Group has made significant progress in strengthening its credit profile since 2008, which has been recognised by the other rating agencies. Both Standard & Poor’s and Fitch Ratings have RBS rated with a stable outlook, and have upgraded the standalone rating by more than one notch over the past 18 months.

Examples of the Group’s progress as of the most recent reporting date, 31 March 2012, include:

▪	The Group's loan to deposit ratio improved to 106% from 154% at the worst point
▪	Liquidity portfolio of £153 billion significantly exceed short-term wholesale funding of £80 billion
▪	Non-Core funded assets of £83 billion, down from £258 billion at inception
▪	A robust 10.8% Core Tier 1 capital ratio

In addition, the Group has continued to invest in strengthening its Core franchises, which have delivered an average return on tangible equity of 12.5% over 2009-2011 in a challenging environment. Earlier this year, the Group announced and commenced implementation of a major restructuring of its Markets and International Banking businesses to be more focused, use less capital and funding, and deliver more consistent revenues. The Group has also taken steps to reduce its Euro-zone exposures.

The Group disagrees with Moody’s ratings change which the Group feels is backward-looking and does not give adequate credit for the substantial improvements the Group has made to its balance sheet, funding and risk profile. Nonetheless, the Group believes the impacts of this downgrade are manageable, bearing in mind its £153 billion liquidity portfolio. The amount of collateral that may have to be posted following this one notch downgrade by Moody’s is estimated to be £9 billion as of 31 May 2012. The Group continues to maintain a solid liquidity and funding position. RBS has completed its planned wholesale funding requirements for 2012.

For further information contact:

RBS Group Media Relations, Group Media Centre +44 (0)131 523 4205
RBS Group Investor Relations +44 (0)207 672 1758

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RBS HOLDINGS N.V. (Registrant)
Date:	June 22, 2012	By:	/s/ Pieter van der Harst
			Name:	Pieter van der Harst
			Title:	Chief Financial Officer